Mail Stop 4561

August 16, 2006

Mr. Stephen J. Lifshatz
Chief Financial Officer
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

> **Re:** **Lionbridge Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 000-26933**

Dear Mr. Lifshatz:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Steven Jacobs
Branch Chief